Exhibit B
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

						Period ended
	Year ended December 31,					September 30,
	2004	2005	2006	2007	2008	2008	2009
	(US$ million)
	(unaudited)
Income before income taxes, equity results and minority interests	3,003	5,420	7,829	15,233	13,217	13,133	6,380
Fixed charges:
Interest costs – capitalized	31	86	126	78	230	45	189
Interest costs – expensed	671	560	1,222	2,517	1,765	1,366	1,010
Guaranteed preferred stock dividend	59	129	213	370	475	580	624

	761	775	1,561	2,965	2,470	1,991	1,823

Amortization of capitalized interest	6	8	13	18	26	16	22
Distributed income of equity investees	200	489	516	394	513	669	362

	3,970	6,692	9,919	18,610	16,226	15,809	8,587
Less: Interest capitalized	(31)	(86)	(126)	(78)	(230)	(45)	(189)

	3,939	6,606	9,793	18,532	15,996	15,764	8,398

Ratio of earnings to combined fixed charges and preferred dividends	5.18	8.52	6.27	6.25	6.48	7.92	4.61